

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

April 11, 2008

Via U.S. Mail and Facsimile (719) 598-3897

Mr. David Foni
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive Suite 240
Colorado Springs, CO 80919

**Re: PSI Corporation
Item 4.01 Form 8-K filed April 1, 2008
File No. 0-20317**

Dear Mr. Foni:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services